United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: FedEx Corporation

Name of persons relying on exemption: Sisters of St. Francis of Philadelphia

Address of persons relying on exemption: 609 S. Convent Road, Aston, PA 19014

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of FedEx Corporation
RE:	Proposal No. 7 (Paid Sick Leave)
DATE:	August 11, 2023
CONTACT:	Tom McCaney, Sisters of St. Francis of Philadelphia tmccaney@osfphila.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Sisters of St. Francis of Philadelphia are not able to vote your proxies, nor does this communication contemplate such an event. The Sisters of St. Francis of Philadelphia urges shareholders to vote for Proposal No. 7 following the instructions provided on management's proxy mailing.

The Sisters of St. Francis of Philadelphia urges shareholders to vote YES on Proposal No. 7 (the “Proposal”) on the 2023 proxy ballot of FedEx Corporation (the “Company”).

About the Proponent

The Sisters of St. Francis of Philadelphia are the lead proponents of ITEM 7 (paid sick leave) at the company’s 2023 AGM.

About the Proposal

Resolved clause: Shareholders of FedEx ask the company to publicly disclose its permanent paid sick leave policies, above and beyond legal requirements. For purposes of this proposal, ‘permanent’ means a sick leave policy that is not conditioned on the existence of a pandemic or other external event.”

For the following reasons, we believe FedEx should report on paid sick leave among franchise employees:

•	Access to paid sick leave (PSL) for all workers is critical to prevent the spread of disease and to keep workers and customers safe.
•	Our Company faces greater financial and reputational risks as a large employer, with 6 operating companies under the FedEx banner.
•	A lack of transparency regarding PSL policies contributes to confusion and frustration among employees, as well as lower morale.
•	PSL leads to cost savings and places the Company at an advantage in a tight labor market.
•	The Company is not bound by this Proposal to implement a specific policy.

Access to paid sick leave (PSL) for all workers is critical to prevent the spread of disease and to keep workers and customers safe

There is currently, at our Company, little public information available pertaining to its paid sick leave policies for any of the 6 operating companies connected to FedEx. A PSL policy is critical in preventing the spread of disease. In the US, the temporary PSL implemented resulted in an estimated 50% reduction in the number of new COVID-19 cases per day.1 The Company touts in its opposition statement that “while benefit packages vary among our operating companies, all operating companies offer time-off packages that include paid time-off days for vacation, personal time, or illness as well as floating holidays.” This variance is at the heart of this proposal. Without knowing the paid sick leave policies of each of the 6 FedEx operating companies, shareholders, stakeholders, and particularly employees cannot evaluate the competitiveness of the company’s benefits program.

Disclosure of the paid sick leave benefits for each operating company and all job classifications within those companies provides valuable information to all employees. A published PSL policy allows workers to not have to choose between wages and their health, but also gives employees the confidence that co-workers, in all job classifications, need not make those choices.

Our Company faces greater financial and reputational risks as a large employer with 6 operating companies under the FedEx banner

As the fourth largest employer in the United States2 with a diversified and mobile workforce, our Company is particularly susceptible to reputational risks concerning public health and safety. Our Company recognizes these risks, noting in the company’s 10-K report “Due to the size, scope, and geographically dispersed nature of our operations, the expenses we incur to protect the health and safety of certain of our employees may be higher than similar expenses incurred by companies in other industries.”3

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1 Benefits of Paid Sick Leave During the COVID-19 Pandemic - Ontario COVID-19 Science Advisory Table (covid19-sciencetable.ca)

2 Top 10 Largest Fortune 500 Employers In The U.S. (forbes.com)

3 10-K (sec.gov)

In the September 28, 2022 Time Magazine issue, “When the pandemic hit the world in early 2020, the U.S. was the only one among 22 highly economically developed countries without guaranteed paid sick time, according to the Center for Economic and Policy Research. More than two years later, it still is.”4

In a commentary titled “Rethinking employee benefits for the post-pandemic world” the president of Integrated Benefits Institute notes: Offering or expanding on current paid leave policies just makes sense—it is a powerful public health tool and gives employees the peace of mind to take care of what they need to without lost wages or fear of a bad performance review.”5

A lack of transparency regarding PSL policies contributes to confusion and frustration among employees, as well as lower morale.

Paid Sick Leave, as well as other employee benefits are essential in recruiting and retaining a workforce. However, studies show that as much as 85% of employees are confused about their benefits.6 In addition, “employers with paid sick leave benefit from reduced worker turnover and better relationships with their employees, saving employers the cost of recruiting, interviewing, and training new hires.”7 This is clear evidence that paid sick leave is not only good for employees and good for business, as well.

According to Indeed, a large employment recruitment firm, “Sick leave pay is a valuable benefit that can boost employee morale and improve the health and productivity of your workforce.”8

PSL leads to cost savings and places the Company at an advantage in a tight labor market

PSL is not just the right thing to do for employees, it is also the prudent thing to do. Research finds PSL both increases productivity9 and reduces turnover, which in turn reduces costs associated with hiring.10

Businesses that have implemented PSL have seen cost savings from:

•	increased workplace stability – replacing workers costs an average of 20% of an employee’s annual compensation.[11] An absence of PSL may negatively impact worker sentiment and lead to a high turnover rate. Comprehensive benefits that include paid sick leave for all workers could help our Company compete in a tight labor market.

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4 The Pandemic Changed Paid Sick Leave, But Not For Everyone | Time

5 Rethinking employee benefits for the post-pandemic world | BenefitsPRO

6 Employees Want Help Understanding Benefits Offered by Employers - Ameritas

7 Paid-Sick-Leave-Is-Good-for-Business-2.23.21.pdf (abetterbalance.org)

8 Paid Sick Leave: A Guide for Employers (indeed.com)

9 The pros and cons of sick pay schemes: Contagious presenteeism and noncontagious absenteeism behaviour | CEPR

10 Potential Economic Benefits of Paid Sick Leave in Reducing Absenteeism Related to the Spread of Influenza-Like Illness - PMC (nih.gov)

11 There Are Significant Business Costs to Replacing Employees - Center for American Progress

•	increased productivity – a phenomenon known as “presenteeism” is avoided through paid sick leave. Presenteeism is the lost productivity from employees not being fully present or functional at work.[12] This costs the US economy an estimated $273 billion annually (adjusted for inflation as of May 2023), higher than the cost of absenteeism.[13] These costs are due to lowered productivity and increased mistakes.[14]

Furthermore, the vast majority of companies that have implemented PSL have seen no impact on their bottom line at minimum or in some cases, have even experienced growth. 15

Beyond company financials, there are significant benefits to society. PSL leads to lower health care costs for employees – people without access to PSL are far more likely to seek emergency room care and have to deal with higher medical costs for themselves and dependents. Employees in the US without PSL are two times more likely to need to visit the emergency room as they cannot take time off work to seek preventative care.16

Further, paid sick leave could place the Company at an advantage compared to its peers and competitors, yet our Company currently lags in disclosure of its PSL policies. In a tight labor market, other employers have used paid sick leave as a way to attract employees.17

The Company is not bound by this Proposal to implement a specific policy:

The Company states in its opposition statement “All eligible full- and parttime employees are equipped with competitive benefits, including health care, wellness, paid sick leave, other flexible paid time off, and other benefits.”

However, the Proposal simply requests the Company to publicly disclose its permanent paid sick leave policies, above and beyond legal requirements. In no way does the Proposal bind the Company to implement a policy requiring a prescribed number of paid sick leave days for any worker category. We are simply asking FedEx to publish on its company website, paid sick leave policies for each of its operating companies. Through dialogue with shareholders, the company shared that each operating company employs its own Human Resources department. Therefore, if each operating company provided a link to their PSL policies, FedEx’s various PSL guidelines would be easily available to its workforce and stakeholders.

To support shareholder value and proper risk management, and take important steps to protect workers and customers, we urge investors to support this Proposal.

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12 https://www.investopedia.com/terms/p/presenteeism.asp#:~:text=Presenteeism%20refers%20to%20the%20lost,make%20mistakes%20on%20the%20job.

13 paid-sick-days-good-for-business-and-workers.pdf (nationalpartnership.org)

14 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

15 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

16 paid-sick-days-good-for-business-and-workers.pdf (nationalpartnership.org)

17 Paid Sick Leave: A Guide for Employers (indeed.com)

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in FedEx’s proxy statement.